UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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Form 8-K

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Current Report

Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **February 2, 2009**

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First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

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Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401

(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable

(Former name or former address, if changed since last report)

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[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 - Corporate Governance and Management

Item 5.02 Election of Directors; Appointment of Principal Officers

First Financial announced in a press release dated February 2, 2009 that at its Annual Meeting on January 29, 2009, shareholders elected A. Thomas Hood, James L. Rowe and Henry M. Swink to the Board of Directors for a three-year term to expire January 2012.

Section 7 - Regulation FD

Item 7.01 Regulation FD Disclosure

In the above mentioned press release dated February 2, 2009 First Financial also reported that the Board of Directors declared a regular quarterly cash dividend of .05 cents per share. The dividend is payable February 27, 2009, to stockholders of record as of February 13, 2009. Additionally, First Financial announced that at its Annual Meeting on January 29, 2009, shareholders ratified the appointment of Grant Thornton, LLP as our independent accounting firm for 2009.

For further information see the attached press releases in exhibits 99.1.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits

Exhibit (99.1) Press release dated February 2, 2009 First Financial Holdings, Inc. announces dividend of five cents per share and annual meetings results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


FIRST FINANCIAL HOLDINGS, INC

/s/ R. Wayne Hall
R. Wayne Hall
Executive Vice President, Finance
and Chief Financial Officer


Date: February 2, 2009

EXHIBIT INDEX

Exhibit Number	Description
99.1	Exhibit (99.1) Press release dated February 2, 2009 First Financial Holdings, Inc. announces dividend of five cents per share and annual meetings results.

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5883

NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
            Vice President/Investor Relations
            And Corporate Secretary
            (843) 529-5931 / (843) 729-7005

FIRST FINANCIAL HOLDINGS, INC. ANNOUNCES DIVIDEND OF FIVE CENTS PER SHARE AND ANNUAL MEETING RESULTS

Charleston, South Carolina (February 2, 2009) – First Financial Holdings, Inc., (First Financial or the "Company") (NASDAQ GSM: FFCH) today announced that its Board of Directors has declared a regular quarterly cash dividend of five cents ($.05) per share. The dividend is payable February 27, 2009, to stockholders of record as of February 13, 2009. This quarterly dividend represents a 20 cent ($0.20) reduction from the previous quarterly dividend of 25-1/2 cents ($.255) per share.

A. Thomas Hood, President and Chief Executive Officer, stated "Our board of directors takes very seriously the level of our dividend and knows that many of our shareholders are dependent on the dividend for income. This was a difficult decision, but given the continuing weakness in the economy in our markets, and the critical need to preserve our strong capital base through the recession, we believe it is the prudent action to take at this time. The nation's rapid economic decline and the lack of clarity surrounding the future of the economy dictated that we take a conservative approach."

First Financial also announced that at its Annual Meeting on January 29, 2009, shareholders re-elected A. Thomas Hood, James L. Rowe and Henry M. Swink as directors of the Corporation for three-year terms to expire January 2012. Additionally, shareholders ratified the appointment of Grant Thornton, LLP as our independent accounting firm for 2009.

First Financial is the holding company for First Federal Savings and Loan Association of Charleston ("First Federal"), which operates 58 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina offering banking and trust services. The Company also provides insurance and brokerage services through First Southeast Insurance Services, The Kimbrell Insurance Group and First Southeast Investor Services.

Forward Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements as a result of a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the State of South Carolina, interest rates, the South Carolina real estate market, the demand for mortgage loans, the credit risk of lending activities, including changes in the level of and trend of loan delinquencies and charge-offs, results of examinations by our banking regulators, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission ("SEC"), including the Annual Report on Form 10-K for the fiscal year ended September 30, 2008. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

Such forward-looking statements may include projections. Such projections were not prepared in accordance with published guidelines of the American Institute of Certified Public Accountants or the SEC regarding projections and forecasts nor have such projections been audited, examined or otherwise reviewed by independent auditors of the Company. In addition, such projections are based upon many estimates and inherently subject to significant economic and competitive uncertainties and contingencies, many of which are beyond the control of management of the Company. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by the Company that the projections will prove to be correct. The Company does not undertake to update any forward-looking statement that may be made on behalf of the Company.

For additional information about First Financial, please visit our web site at www.firstfinancialholdings.com or contact Dorothy B. Wright, Vice President-Investor Relations and Corporate Secretary, (843) 529-5931.